United States securities and exchange commission logo





                               June 10, 2022

       Marc H. Bell
       Chief Executive Officer
       Terran Orbital Corp
       6800 Broken Sound Parkway NW, Suite 200
       Boca Raton, Florida, 33487

                                                        Re: Terran Orbital Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 1, 2022
                                                            File No. 333-264447

       Dear Mr. Bell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 1, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 78

   1. We note your response to comment 3 that warrant holders are unlikely to exercise their warrants. Describe the
impact on your liquidity and update the discussion regarding your ability to fund your
operations on a prospective basis with your current cash on hand.
   2. We note your response to comment 7 and the agreement that certain investors have the right to sell back
warrants to you at a fixed price for a given period. Please revise to discuss the risks that
the agreement may pose to other holders if you are required to buy back the warrants as
described therein. For example, discuss how such forced purchases
 Marc H. Bell
Terran Orbital Corp
June 10, 2022
Page 2
      would impact the cash you have available for other purposes and to execute your business plan.
3. We note your response to comment 8 that you expect to need to raise additional funds in order to proceed with your business plan. Discuss the effect of this offering and the unlikelihood that you will receive significant proceeds from exercises of the warrants on your ability to raise additional capital.
       Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.



                                                           Sincerely,
FirstName LastNameMarc H. Bell
                                                           Division of
Corporation Finance
Comapany NameTerran Orbital Corp
                                                           Office of
Manufacturing
June 10, 2022 Page 2
cc:       Jonathan R. Pavlich
FirstName LastName